ARCELORMITTAL 6-K

Exhibit 99.1

press release

ArcelorMittal announces results of its General Meeting

30 April 2024, 18:15 CET

The Annual General Meeting (‘General Meeting’) of shareholders of ArcelorMittal held today in Luxembourg approved all resolutions by a strong majority.

78.47% of the voting rights were represented at the General Meeting. The results of the votes will be posted shortly on www.arcelormittal.com under ‘Investors – Equity investors – Shareholders events – AGM – Annual General Meeting of shareholders, 30 April 2024’ where the full documentation regarding the General Meeting is available.

In particular, the shareholders:

●	Approved the distribution of a dividend of US$0.50 per share;

●	Re-elected Mrs. Karyn Ovelmen and Mr. Clarissa Lins as directors of ArcelorMittal, for a term of three years each.

ENDS

About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2023 generated revenues of $68.3 billion, produced 58.1 million metric tonnes of crude steel and 42.0 million tonnes of iron ore.

Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com